Exhibit 99.77

share purchase agreement

Made as of December 22, 2025

Among

NURAN WIRELESS INC., a company existing under the laws of the Province of British Columbia

(“Nuran”)

and

Advance Factoring Inc., a company existing under the laws of the Province of Ontario

(“AFI”)

and

The shareholders of AFI listed in the attached Schedule B (hereinafter collectively referred to as, the “AFI Shareholders”, and individually as, a “AFI Shareholder”)

TABLE OF CONTENTS

(i)

Schedule A – Representations and Warranties of AFI

Schedule B – AFI Capitalization

Schedule C – Representations and Warranties of Nuran

Schedule D –Form of Registration Rights Agreement

(ii)

share purchase agreement

This Agreement is made as of December 22, 2025, among

NURAN WIRELESS INC., a company existing under the laws of the Province of British Columbia
(“Nuran”)

and

Advance Factoring Inc., a company existing under the laws of the Province of Ontario

(“AFI”)

and

The shareholders of AFI listed in the attached Schedule B (hereinafter collectively referred to as, the “AFI Shareholders”, and individually as, a “AFI Shareholder”)

Recitals

A.          Nuran is a public company, with its common shares listed on the Canadian Securities Exchange (“CSE”) under the symbol “NUR”

B.           The AFI Shareholders are collectively the legal and beneficial owners of all of the issued and outstanding shares in the capital of AFI;

C.           Nuran and AFI entered into a factoring agreement dated August 28, 2023, as amended on September 27, 2023, November 29, 2023, December 22, 2023, April 2, 2024, June 25, 2024, December 23, 2024, April 15, 2025 and August 19, 2025 (the “Factoring Agreement”); and

D.           Nuran has agreed to purchase all the outstanding AFI Shares (as defined herein) in exchange for such number of units of Nuran (each a “Nuran Unit”) as determined herein, pursuant to the terms of this Agreement and upon purchase of the AFI Shares, AFI will be a subsidiary of Nuran (the “Transaction”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and other valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

Article 1 – INTERPRETATION

Section 1.1 Definitions

In this Agreement, the following defined terms have the meanings hereinafter set forth:

(1)          “AFI” means Advance Factoring Inc., a company organized under the laws of Ontario.

(2)          “AFI Approval” means the consent resolution of the AFI Shareholders to consider and, if thought fit, authorize, approve and adopt the AFI Shareholder Resolution and related matters.

(3)          “AFI Shareholder Resolution” means the consent resolution in respect of the Transaction to be unanimously approved by the AFI Shareholders.

(4)          “AFI Class A Shares” means the Class A common shares in the capital of AFI.

(5)          “AFI Class B Shares” means the Class B common shares in the capital of AFI.

(6)          “AFI Pref Shares” means the preferred shares in the capital of AFI.

(7)          “AFI Shareholders” means the holders of AFI Shares.

(8)          “AFI Shares” means collectively the AFI Class A Common Shares, AFI Class B Common Shares, and AFI Pref Shares.

(9)          “Agreement” means this Share Purchase Agreement (including the schedules hereto) as supplemented, modified or amended.

(10)        “Applicable Canadian Securities Laws” means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date.

(11)        “Applicable Laws”, in the context that refers to one or more Persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or persons or its or their business, undertaking, property or securities.

(12)        “BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder.

(13)        “BCSC” means the British Columbia Securities Commission.

(14)        “Business” means the business and activities carried on by AFI.

(15)        “Business Day” means a day other than a Saturday, Sunday or other day when banks in the City of Vancouver, British Columbia or the City of Toronto, Ontario, are not generally open for business.

(16)        “Consolidation” as of December 9, 2025, Nuran consolidated its pre-consolidation shares on the basis of 300 pre-consolidation shares for one (1) post-consolidation share.

(17)        “Constating Documents” means as to each of the Parties, its certificate of incorporation, notice of articles and articles as in effect as of the date of this Agreement.

(18)        “Corporate Records” means the corporate records of a company including the company’s Constating Documents, share registers, registers of directors, list of bank accounts and signing authorities and minutes of shareholders’ and directors’ meetings.

(19)        “CSE” means the Canadian Securities Exchange.

(20)        “Effective Date” means the closing date of the Transaction. The Transaction shall be deemed to close at the Effective Time.

(21)        “Effective Time” shall mean 4:01 PM, Pacific Time, on the Effective Date.

(22)        “Electing Shareholder” has the meaning ascribed thereto in Section 10.1.

(23)        “Encumbrances” means any encumbrance of any kind whatever and includes any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, hypothec, restriction, royalty, right of first refusal, development or similar agreement, option or adverse claim or encumbrance of any kind or character whatsoever or howsoever arising, and any right or privilege capable of becoming any of the foregoing.

(24)        “Environmental Laws” means applicable federal, provincial, state, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters.

(25)        “Governmental Authority” means any federal, state, provincial and municipal government, regulatory authority, governmental department, ministry, agency, commission, bureau, official, minister, crown corporation, court, board, tribunal, stock exchange, dispute settlement panel or body or other law, rule or regulation-making entity having jurisdiction.

(26)        “IFRS” means International Financial Reporting Standards applicable as of the date of the financial statements, document or event in question.

(27)        “Issue Price” shall be equal to the ten-day volume weighted average price of the Nuran Shares on the CSE, for the first ten trading days during which the Nuran Shares trade on a post- Consolidation basis, subject to the floor price, if required, by the CSE’s policies.

(28)        “ITA” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder, as amended from time to time.

(29)        “Material Adverse Change” or “Material Adverse Effect” means, with respect to a Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, results of operations, assets, capitalization, financial condition, rights, liabilities or prospects, contractual or otherwise, of such Person and its subsidiaries, if applicable, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) a matter that has been publicly disclosed prior to the date of this Agreement or otherwise disclosed in writing by a Party to the other Party prior to the date of this Agreement; (ii) any action or inaction taken by such Person to which the other Person had consented in writing; (iii) the announcement of the transactions contemplated by the Transaction or this Agreement; or (iv) general economic, financial, currency exchange, securities, banking or commodity market conditions in the United States, Canada or worldwide.

(30)        “Material Change” and “Material Fact” has the meanings ascribed thereto under the Applicable Canadian Securities Laws.

(31)        “Material Contract” means those contracts, agreements, understandings or arrangements entered into by any Party that have individual payment obligations on the part of such Party that exceed $50,000, are for a term extending one year after the Effective Time, have been entered into out of the ordinary course of business, or are otherwise material to the business.

(32)        “NI 45-106” has the meaning ascribed thereto in Section 2.5.

(33)        “Nuran” means Nuran Wireless Inc., a company organized under the laws of British Columbia.

(34)        “Nuran Disclosure Documents” means documents filed by or on behalf of Nuran that are publicly available in electronic form on the System for Electronic Document Analysis and Retrieval, commonly known as “SEDAR+”.

(35)        “Nuran Financial Statements” means Nuran’s audited annual financial statements for the year ended December 31, 2024 and the unaudited interim financial statements for the quarter ended September 30, 2025.

(36)        “Nuran Financing” has the meaning ascribed thereto in Section 3.2(c).

(37)        “Nuran Shareholders” means the holders of Nuran Shares.

(38)        “Nuran Shares” means the common shares in the capital of Nuran.

(39)        “Nuran Units” will consist of: (i) one (1) Nuran Share, and (ii) one half of one (1/2) Nuran Warrant.

(40)        “Nuran Warrants” will entitle the holder thereof to acquire one Warrant Share at an exercise price equal to 150% of the Issue Price, per Warrant Share, until 5:00 p.m. (Vancouver time) on the date that is five (5) years following the Effective Date. The Nuran Warrants will include a blocking provision restricting the holder to acquire more than 9.99% of Nuran, and will include the ability to exercise on a cashless basis.

(41)        “Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them.

(42)        “Permit” means any and all permits, licences, agreements, concessions, approvals, certificates, consents, certificates of approval, rights, privileges or franchises, registrations (including any required export/import approvals) and exemptions of any nature and other authorizations, conferred or otherwise granted by any Governmental Authority.

(43)        “Person” means any individual, corporation, body corporate, firm, partnership, syndicate, joint venture, association, trust, unincorporated organization or Governmental Authority or any trustee, executor, administrator or other legal representative, whether or not a juridical person.

(44)        “OBCA” means the Business Corporations Act (Ontario), as amended, including the regulations promulgated thereunder.

(45)        “Outside Date” means December 31, 2025.

(46)        “Purchase Price” means the aggregate of $20,802,303.09.

(47)        “Registrar” means the Registrar of Companies or a Deputy Registrar of Companies for the Province of British Columbia duly appointed under the BCBCA.

(48)        “Registration Rights Agreement” mean the registration rights agreement in the agreed form to be entered into at closing and between the Nuran and the AFI Shareholders in the form attached hereto as Schedule D.

(49)        “Securities Act” means the Securities Act (British Columbia), as amended, including the regulations promulgated thereunder.

(50)        “Securities Laws” means the securities legislation having application, the regulations and rules thereunder and all administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted by the applicable securities regulatory authority, all as amended.

(51)        “subsidiary” has the meaning ascribed thereto in the Securities Act.

(52)        “Tax” means all taxes, duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and other charges of any kind whatsoever, whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts, imposed by any Governmental Authority.

(53)        “Tax Election Form” has the meaning ascribed thereto in Section 10.1.

(54)        “Tax Election Provision” has the meaning ascribed thereto in Section 10.1.

(55)        “Tax Return” means any return, report, declaration, designation, election, undertaking, waiver, notice, filing, information return, statement, form, certificate or any other document or materials relating to Taxes, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of Taxes.

(56)        “Transaction” has the meaning ascribed thereto in the Recitals.

(57)        “Transaction Agreements” means the agreements entered into with respect to the transaction contemplated hereunder.

(58)        “Transfer Agent” means Odyssey Trust Company, the transfer agent for the Nuran Shares.

(59)        “United States”, or “U.S.” means the United States of America, its territories and possessions, and any state of the United States, and the District of Columbia.

(60)        “Warrant Share” means the Nuran Shares issued pursuant to the exercise of the Warrants.

Section 1.2 Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)	the division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereto”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto;

(b)	words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders;

(c)	the word “including”, when following any general statement or term, is not to be construed as limiting the general statement or term to the specific items or matters set forth or to similar items or matters, but rather as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(d)	if any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and is a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place;

(e)	any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, and to any regulations promulgated thereunder. References to any agreement or document shall be to such agreement or document (together with all schedules thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time;

(f)	all sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted. A reference to US$ or USD means lawful money of the United States of America and a reference to C$ or CAD means lawful money of Canada;

(g)	unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature are required to be made shall be made in a manner consistent with IFRS;

(h)	all representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity);

(i)	where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of the senior officers of the Party after due inquiry; and

(j)	the Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

Section 1.3 Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

Schedule A	–	Representations and Warranties of AFI

Schedule B	–	AFI Capitalization

Schedule C	–	Representations and Warranties of Nuran

Schedule D	–	Registration Rights Agreement

Article 2 – purchase and sale

Section 2.1 Purchase and Sale

Subject to the terms and conditions hereof, each of the AFI Shareholders covenants and agrees, on its own behalf, to sell, assign and transfer to Nuran and Nuran covenants and agrees to purchase from the AFI Shareholders, the number of AFI Shares which are legally and beneficially owned by such AFI Shareholder at the Effective Date. The number of AFI Shares which are beneficially owned by each AFI Shareholder is the number set forth opposite the name of such AFI Shareholder as set out in Schedule B attached hereto.

Section 2.2 Consideration

In consideration for the acquisition of the AFI Shares and pursuant to the terms of the Agreement, Nuran shall issue on the Effective Date, as consideration for the AFI Shares, such number of Nuran Units as is as calculated by dividing the Purchase Price, by the Issue Price in the manner set forth in Schedule B attached hereto, at a deemed price per Nuran Unit allocated between the Nuran Shares and Warrants based on their relative fair values at the time of issuance, with the portion attributable to the Warrants recorded as a separate component of equity or as a liability, as applicable, which for the purposes hereof, 99% of the Issue Price shall be allocated to the Nuran Shares, and 1% of the Issue Price shall be allocated to the Nuran Warrants.

Section 2.3 AFI Directors

On the Effective Date, the sole director of AFI will resign and the following director will be appointed:

Name	Address
Francis Létourneau	c100 – 2150 Cyrille-Duquet Street Quebec, QC, G1N 2G3

Such director shall hold office until the next annual meeting of shareholders of AFI or until his successor is elected or appointed.

Section 2.4 Dissenting Shareholders

AFI Shareholders entitled to vote at the AFI Approval will be entitled to exercise dissent rights with respect to their AFI Shares (each such shareholder, a “Dissenting Shareholder”) in connection with the Transaction pursuant to and in the manner set forth in AFI Approval. AFI shall give Nuran notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such dissent rights and received by AFI, and shall provide Nuran with copies of such notices and written objections. AFI Shares which are held by a Dissenting Shareholder shall not be exchanged for Nuran Units pursuant to the Transaction. However, if a Dissenting Shareholder fails to perfect or effectively withdraws such Dissenting Shareholder’s claim under the OBCA or forfeits such Dissenting Shareholder’s right to make a claim under the OBCA, or if such Dissenting Shareholder’s rights as a AFI Shareholder are otherwise reinstated, such AFI Shareholder’s AFI Shares shall thereupon be deemed to have been exchanged for Nuran Units as of the Effective Time as prescribed herein.

Section 2.5 Canadian Resale Restrictions

Each of the AFI Shareholders acknowledges and agrees as follows:

(a)          the transfer of the AFI Shares and the issuance of the Nuran Units, in exchange therefor, will be made pursuant to appropriate exemptions, including (but not limited to) the prospectus exemption National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators (“NI 45-106”) found in Section 2.16 and 2.17 of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators (“NI 45-106”) NI 45-106 (the “Exemptions”) from any applicable registration and prospectus (or equivalent) requirements of the Securities Laws;

(b)          as a consequence of acquiring the Nuran Units pursuant to the Exemptions:

(i)           the Nuran Units will bear such legends as required by Securities Laws and the policies of the CSE and it is the responsibility of the Shareholder to find out what those restrictions are and to comply with them before selling the Nuran Units;

(ii)          no securities commission, stock exchange or similar regulatory authority has reviewed or passed on the merits of an investment in the Nuran Units;

(iii)         there is no government or other insurance covering the Nuran Units; and

(iv)         an investment in the Nuran Units is speculative and of high risk; and

(c)          the AFI Shareholder is knowledgeable of, or has been independently advised as to, the Applicable Laws of that jurisdiction which apply to the sale of the AFI Shares and the issuance of the Nuran Units and which may impose restrictions on the resale of such Nuran Units in that jurisdiction and it is the responsibility of the AFI Shareholder to find out what those resale restrictions are, and to comply with them before selling the Nuran Units.

Section 2.6 Actions to Satisfy Conditions

Each of Nuran and AFI shall take all such actions as are within its power to control and to use commercially reasonable efforts to cause other actions to be which are not within its power or control, so as to ensure compliance with all of the applicable conditions precedent as set forth in this Agreement and any Transaction Agreements.

Article 3 – COVENANTS

Section 3.1 Mutual Covenants

From the date of this Agreement until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement or required by Applicable Laws, each of the Parties shall:

(a)	carry on its business in the usual, regular and ordinary course of business consistent with its past practice;

(b)	not incur any indebtedness other than in the ordinary course of business consistent with its past practice, or as required in connection with the Transaction;

(c)	not alter or amend its Constating Documents as the same exist at the date of this Agreement, except as contemplated by this Agreement;

(d)	take, or cause to be taken, all action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Transaction, including, without limitation, using reasonable commercial efforts:

(i)	to obtain all necessary consents, assignments, waivers and amendments to or terminations of any agreements and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(ii)	to effect all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Transaction;

(iii)	to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Transaction and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(iv)	to reasonably cooperate with the other Parties and their tax advisors in structuring the Transaction and other transactions contemplated to occur in conjunction with the Transaction in a tax effective manner, and assist the other Parties and their tax advisors in making such investigations and enquiries with respect to such Parties in that regard, as the other Parties and their tax advisors shall consider necessary, acting reasonably;

(e)	not take any action that would render, or may reasonably be expected to render, any representation or warranty made by such Party in this Agreement untrue in any material respect;

(f)	use reasonable commercial efforts to obtain and maintain the third party approvals applicable to them and provide the same to the other Parties on or prior to the Effective Date;

(g)	except as provided in this Agreement, not amalgamate or consolidate with, or enter into any other corporate reorganization with, any other Person or perform any act or enter into any transaction or negotiation which, in the opinion of AFI or Nuran acting reasonably, interferes or is inconsistent with the completion of the transactions contemplated hereby;

(h)	furnish to the other Parties such information, in addition to the information contained in this Agreement, relating to its financial condition, business, properties and affairs as may reasonably be requested by another Party, which information shall be true and complete in all material respects and shall not contain an untrue statement of any Material Fact or omit to state any Material Fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading, and will notify the other Parties of any significant development or Material Change relating to it promptly after becoming aware of any such development or change;

(i)	promptly notify the other Parties in writing of any change in any representation or warranty provided in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect, and the Parties shall in good faith discuss with the other Parties such change in circumstances (actual, anticipated, contemplated, or to its knowledge, threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to the other Parties pursuant to this Section 3.1(i);

(j)	promptly notify the other Parties in writing of any material breach by such Party of any covenant, obligation or agreement contained in this Agreement; and

(k)	not directly or indirectly, solicit, initiate, assist, facilitate, promote or knowingly encourage the initiation of proposals or offers from, or entertain or enter into discussions or negotiations with, any Person other than the other Parties hereto, with respect to any amalgamation, merger, consolidation, arrangement, restructuring, or sale of any material assets or part thereof of such Party, unless such action, matter or transaction is part of the transactions contemplated in this Agreement or is required as a result of the duties of directors and officers of the applicable Party in compliance with Applicable Laws.

Section 3.2 Additional Covenants of AFI

From the date of this Agreement until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 9, except as expressly permitted or specifically contemplated by this Agreement or required by Applicable Laws, AFI covenants and agrees that AFI shall:

(a)	use reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of AFI;

(b)	use reasonable commercial efforts to seek approval of the AFI Shareholder Resolution, together with the approval of such matters as are required to effect the Transaction;

(c)	concurrent with the Effective Date, AFI will arrange on a reasonable efforts basis, a private placement of Nuran Units in the aggregate amount of a minimum of C$3,700,000 at a price per Nuran Unit equal to the Issue Price (the “Nuran Financing”) to be completed prior to or concurrently on the Effective Date; and

(d)	promptly advise Nuran of the number of AFI Shares for which AFI receives notices of dissent or written objections to the Transaction.

Section 3.3 Additional Covenants of Nuran

From the date of this Agreement until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 9, except as expressly permitted or specifically contemplated by this Agreement or required by Applicable Laws, Nuran covenants and agrees that:

(a)	Nuran shall use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 7.1 and Section 7.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Nuran;

(b)	concurrent with the Effective Date, Nuran will settle outstanding debt obligations, for a minimum of C$5,497,697 into Nuran Units in the at a price per Nuran Unit equal to the Issue Price (the “Nuran Restructuring Transaction”) to be completed prior to or concurrently on the Effective Date; and

(c)	Nuran shall, effective as of the Effective Date, provide to the Transfer Agent a direction authorizing and directing the Transfer Agent to issue the Nuran Shares issuable under the Transaction to holders of the AFI Shares and shall direct the Transfer Agent to distribute such Nuran Shares to the holders of the AFI Shares in accordance with the terms of the Transaction.

(d)	Nuran covenants and agrees that, effective as of the Effective Date and continuing through the period ending twelve (12) months from the Effective Date (the “Wind-Down Period”), Nuran shall:

(i)	Cessation of New Business:

(A)	cease accepting any new factoring mandates, credit facilities, or business opportunities on behalf of AFI;

(B)	not solicit, negotiate, or commit to any new business arrangements for AFI; and

(C)	not expand, materially alter, invest in, or develop the factoring business of AFI beyond what is necessary to orderly wind down and complete existing commitments.

(ii)	Wind-Down Plan:

(A)	within sixty (60) days of the Effective Date, establish a written wind-down plan detailing the steps necessary to orderly wind down all AFI operations; and

(B)	designate a senior management representative to supervise the wind-down process.

(iii)	cause AFI to be formally dissolved, wound up, or amalgamated into Nuran in accordance with the Applicable Laws.

Article 4 – REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of AFI

In order to induce Nuran to enter into and to consummate the transactions contemplated by this Agreement, AFI represents and warrants to Nuran that the representations and warranties contained in Schedule A are true, accurate and correct as of the date of this Agreement.

Section 4.2 Representations and Warranties of Nuran

In order to induce AFI to enter into and to consummate the transactions contemplated by this Agreement, Nuran represents and warrants to AFI that the representations and warranties contained in Schedule C are true, accurate and correct as of the date of this Agreement.

Article 5 – DISCLOSURE DOCUMENTS

Section 5.1 AFI Approval

As promptly as practical following the execution of this Agreement and in compliance with Applicable Laws (including Applicable Canadian Securities Laws), AFI shall prepare the AFI Approval and provide AFI Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them.

Article 6 – FILINGS

Section 6.1 Preparation of Filings

(1)          Nuran and AFI shall cooperate in the taking of all such action as may be required under the BCBCA, the OBCA, Applicable Canadian Securities Laws, and other Applicable Laws in connection with the transactions contemplated by this Agreement.

(2)          Each of Nuran and AFI shall promptly furnish to the other all information concerning it as may be required for the effectuation of the actions described in this Agreement and the provisions of this Section 6.1(1).

Article 7 – CONDITIONS PRECEDENT

Section 7.1 Mutual Conditions Precedent

(1)          The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the completion of the Transaction, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	The directors of AFI and Nuran, respectively, shall have approved the Transaction;

(b)	the AFI Shareholder Resolution shall have been passed by a special majority of AFI Shareholders or by 100% of the AFI Shareholders if the AFI Approval is obtained by consent resolution;

(c)	Nuran shall have closed the Nuran Financing and the Nuran Restructuring Transaction;

(d)	the Transaction shall have become effective on or prior to the Outside Date;

(e)	all necessary approvals with respect to the Transaction, having been obtained, including but not limited to the approval of the CSE, and other applicable Governmental Authorities;

(f)	all other consents, orders and approvals, including regulatory approvals and orders, necessary or desirable for the completion of the transactions provided for in this Agreement and the Transaction shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances;

(g)	this Agreement shall not have been terminated under Article 9;

(h)	dissent rights shall not have been exercised with respect to the Transaction by AFI Shareholders which will in the aggregate represent 5% or more of the AFI Shares outstanding on the record date for the AFI Approval;

(i)	the availability of prospectus exemptions for the Transaction under Applicable Canadian Securities Laws; and

(j)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Transaction.

(2)          The foregoing conditions are for the mutual benefit of Nuran on the one hand and AFI on the other hand and may be waived, in whole or in part, jointly by the Parties at any time. If any of the foregoing conditions are not satisfied or waived on or before the Effective Date then a Party may terminate this Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such terminating Party’s breach of this Agreement.

Section 7.2 Conditions to Obligations of AFI

The obligation of AFI to consummate the transactions contemplated hereby, and in particular to complete the Transaction, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Nuran shall have performed, satisfied and complied with all obligations, covenants and agreements to be performed and complied with by them on or before the Effective Date pursuant to the terms of this Agreement and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of Nuran made in this Agreement shall be true and correct in all material respects as at the Effective Date;

(b)	the Nuran Shares to be issued to the AFI Shareholders shall be issued as fully paid and non-assessable common shares in the capital of Nuran, free and clear of any and all encumbrances, liens, charges, demands of whatsoever nature, except those pursuant to any relevant CSE policies or applicable securities laws;

(c)	the Warrant Shares to be issued pursuant to the exercise of the Warrants, will, upon issue and delivery, be validly issued as fully paid and non-assessable shares in the capital of Nuran, free and clear of any and all encumbrances, liens, charges, demands of whatsoever nature, except those pursuant to any relevant CSE policies or applicable securities laws;

(d)	Nuran shall have appointed AFI’s director nominee pursuant to Section 3.3(b);

(e)	Nuran shall have entered into the Registration Rights Agreement;

(f)	Nuran shall have furnished AFI with:

(i)	copies of the resolutions duly passed by the boards of directors of Nuran approving this Agreement and the consummation of the transactions contemplated hereby;

(ii)	certificates of good standing of Nuran within two (2) days of the Effective Date; and

(iii)	such other closing documents as may be requested by AFI, acting reasonably;

(g)	except as disclosed in the Nuran Disclosure Record, no act, action, suit, proceeding, objection or opposition shall have been taken against or affecting Nuran before or by any domestic or foreign Governmental Authority, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of AFI, acting reasonably, in either case has had or, if the Transaction was consummated, would result in a Material Adverse Change respecting Nuran or would materially impede the ability of the Parties to complete the Transaction; and

(h)	there shall not have occurred any Material Adverse Change in respect of Nuran.

(2)          The conditions in Section 7.2 are for the exclusive benefit of AFI and may be asserted by AFI regardless of the circumstances or may be waived by AFI in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which AFI may have.

Section 7.3 Conditions to Obligations of Nuran

(1)          The obligations of Nuran to consummate the transactions contemplated hereby, and in particular to complete the Transaction, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	AFI shall have performed, satisfied and complied with all obligations, covenants and agreements to be performed and complied with by it on or before the Effective Date pursuant to the terms of this Agreement and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of AFI made in this Agreement shall be true and correct in all material respects as at the Effective Date;

(b)	AFI shall have furnished Nuran with:

(i)	copies of the resolutions duly passed by the board of directors of AFI approving this Agreement and the consummation of the transactions contemplated hereby;

(ii)	copies of the AFI Shareholder Resolution approved by the AFI Shareholders;

(iii)	copies of AFI’s Constating Documents;

(iv)	a certificates of good standing of AFI dated within two (2) days of the Effective Date; and

(v)	such other closing documents as may be requested by Nuran, acting reasonably;

(c)	no act, action, suit, proceeding, objection or opposition shall have been taken against or affecting AFI before or by any domestic or foreign Governmental Authority, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Nuran, acting reasonably, in either case has had or, if the Transaction was consummated, would result in a Material Adverse Change respecting AFI or would materially impede the ability of the Parties to complete the Transaction;

(d)	Nuran acquiring AFI on a cash free and debt free basis;

(e)	there shall be no Dissenting Shareholders; and

(f)	there shall not have occurred any Material Adverse Change in respect of AFI; and

(2)          The conditions in Section 7.3 are for the exclusive benefit of Nuran and may be asserted by Nuran regardless of the circumstances or may be waived by Nuran in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Nuran may have.

Section 7.4 Notice and Effect of Failure to Comply with Conditions

Each of Nuran and AFI shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (a) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

Section 7.5 Satisfaction of Conditions

The conditions set out in Section 7.3 are conclusively deemed to have been satisfied, waived or released when, with the agreement on closing of the Transaction.

Article 8 – AMENDMENT

Section 8.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the AFI Approval be amended by written agreement of the Parties hereto without, subject to Applicable Laws, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by AFI Shareholders without approval by the affected AFI Shareholders given in the same manner as required for the approval of the Transaction.

Article 9 – TERMINATION

Section 9.1 Termination

(1)          This Agreement may be terminated at any time in each of the following circumstances:

(a)	by written agreement executed and delivered by Nuran and AFI;

(b)	by any Party if the Effective Date shall not have occurred by the Outside Date;

(c)	by Nuran if there has been a material breach by AFI of any representation, warranty, covenant or agreement set forth in this Agreement or any of the documents contemplated hereby, which breach AFI fails to cure within ten (10) Business Days after written notice thereof is given by Nuran;

(d)	by AFI if there has been a material breach by Nuran of any representation, warranty, covenant or agreement set forth in this Agreement or any of the documents contemplated hereby, which breach Nuran fails to cure within ten (10) Business Days after written notice thereof is given by AFI;

(e)	by any Party by written notice to the other Parties if any condition in Section 7.1 is not satisfied or waived on or before the Effective Date where the failure to satisfy any such condition is not the result, directly or indirectly, of such terminating Party’s breach of this Agreement;

(f)	by AFI by written notice to the other Parties if any condition in Section 7.2 is not satisfied or waived on or before the Effective Date;

(g)	by Nuran by written notice to AFI if any condition in Section 7.3 is not satisfied or waived on or before the Effective Date; or

(h)	by any Party the date the Transaction is rejected by the CSE, as applicable, and all recourse or rights of appeal have been exhausted.

(2)          If this Agreement is terminated in accordance with Section 9.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to the other Parties hereunder except for each Party’s obligations under Section 12.6 and Section 12.7 hereunder, which shall survive such termination, and provided that neither the termination of this Agreement nor anything contained in this Section 9.1(2) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in any of its representations and warranties and any non-performance by it of its covenants made herein, prior to the date of such termination.

Article 10 – Tax-election

Section 10.1 Election

At the request of any AFI Shareholder who is resident in Canada for the purposes of the ITA, Nuran shall jointly elect with such shareholder (an “Electing Shareholder”) so that the provisions of subsection 85(1) or (2) of the ITA and any equivalent provision under provincial legislation (each a “Tax Election Provision”) shall apply in connection with the sale of the AFI Shares and the issuance of Nuran Units issued by Nuran to the Electing Shareholder. Nuran and each Electing Shareholder shall do all acts and things as may be necessary or convenient in order to completely and effectually carry out the intention of the parties hereto, including the filing, in the prescribed form and within the prescribed time limits, of a joint election pursuant to the Tax Election Provision in respect of the disposition of the AFI Shares and in this regard, the Electing Shareholder and Nuran shall elect a value as set out in Schedule B attached hereto which will not be less than its adjusted cost base to the Electing Shareholder on the Effective Date and not be greater than its fair market value on the Effective Date.

It is the intent of the Parties that the aggregate fair market value of the Nuran Units shall be equal to the aggregate fair market value of the AFI Shares on the Effective Date. In the event that at any time in the future, the Minister of National Revenue or any duly authorized official of Canada Revenue Agency, any provincial taxing authority, or any competent court makes a determination to which the Parties acquiesce or from which there is no further right to object or appeal, or in the event that the parties themselves determine that the aggregate fair market value so determined for the purposes of this Agreement and any income tax election forms, resolutions and other documentation pertaining thereto (collectively the “Documentation”) is greater or less than the amount included in the Documentation, the aggregate fair market value, as determined, shall automatically be substituted for the aggregate fair market value used in the Documentation to the same intent and purpose as if such value had been included therein at the time of the execution of the Documentation.

Article 11 – Indemnity

Section 11.1 Mutual Indemnity

(1)          Indemnification by AFI Shareholders to Nuran

The AFI Shareholders, jointly and severally, shall indemnify, defend and hold harmless Nuran from and against all Losses arising out of or resulting from:

(a)	any undisclosed liabilities, obligations, claims, contingent liabilities, guarantees, or commitments of AFI that existed at or prior to the Effective Date.

For purposes of this Section 11.1, “Losses” means all losses, damages, liabilities, costs, and expenses, but excluding consequential, special, punitive or exemplary damages and lost profits, except to the extent such damages are awarded by a court in a third-party claim.

(2)          Indemnification by Nuran to AFI Shareholders

Nuran shall indemnify, defend and hold harmless the AFI Shareholders and their respective successors and assigns (collectively, the “AFI Indemnitees”) from and against all Losses arising out of or resulting from:

(a)	any breach or inaccuracy in any representation or warranty of Nuran contained in this Agreement, Schedule C, or in any certificate or document delivered by Nuran in connection with the Transaction; or

(b)	any breach of or failure by Nuran to comply with any covenant or agreement to be performed by Nuran under this Agreement.

(3)          Survival Period of Representations and Warranties

(a)	All representations and warranties of AFI and the AFI Shareholders contained in Schedule A, and all representations and warranties of Nuran contained in Schedule C, shall survive the Effective Date and continue in full force and effect for 12 months from Effective Date (the “Survival Period”).

(b)	Following the expiration of the Survival Period, no claim for indemnification may be brought under Section 11.1(1)(i) or Section 11.1(2)(i), except for claims for which written notice has been delivered prior to the expiration date specifying the alleged breach with reasonable particularity (including the nature of the breach, the factual basis, and a reasonable estimate of Losses if known).

Article 12 GENERAL

Section 12.1 Notices

All notices that may be or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally, delivered by courier or sent by facsimile or other electronic transmission:

(a)	in the case of Nuran, to:

Nuran Wireless Inc.

100 – 2150 Cyrille-Duquet Street

Quebec, QC, G1N 2G3

Attention: Francis Létourneau, Chief Executive Officer
Email: francis.letourneau@nuranwireless.com

(b)	in the case of AFI or to the AFI Shareholders, to:

Advance Factoring Inc.
REDACTED

REDACTED

Attention: REDACTED
Email: REDACTED

or such other address as the Parties may, from time to time, advise the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such facsimile or other electronic transmission is received.

Section 12.2 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 12.3 Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties hereto.

Section 12.4 Entire Agreement

This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

Section 12.5 Public Communications

(1)          Each of Nuran and AFI agree to consult with each other prior to issuing any press releases or other public written disclosure with respect to this Agreement or the Transaction or making any filing with any Governmental Authority with respect thereto. Without limiting the generality of the foregoing, no Party shall issue any press release regarding the Transaction, this Agreement or any transaction expressly provided for in this Agreement without first providing a draft of such press release to the other Party and reasonable opportunity for comment; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any such disclosure required in accordance with Applicable Laws. If such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice promptly following such disclosure.

(2)          For greater certainty, Nuran may issue press releases regarding ongoing business developments unrelated to this Agreement.

Section 12.6 Costs

Without limiting the foregoing, on the Effective Date Nuran shall reimburse AFI and AFI Shareholders (including REDACTED and entities designated by him) for documented fees, costs and expenses incurred on behalf of Nuran and/or AFI in connection with the Transaction. Such reimbursements shall be paid prior to any discretionary use of proceeds.

Section 12.7 Privilege Preservation and Records Segregation

Notwithstanding anything to the contrary, all solicitor-client and work-product privileges, and all pre-closing legal files, communications and analyses of AFI and the AFI Shareholders (including communications with their counsel regarding the negotiation, documentation and consummation of this Agreement and related transactions) shall be and remain the exclusive property of the AFI Sellers’ (or its designee), shall not transfer to Nuran or AFI post-closing, and may not be used or accessed by Nuran or AFI for any purpose. AFI shall, prior to closing, segregate and remove such privileged materials from any systems delivered to Nuran; inadvertent possession shall not waive privilege, and Nuran shall promptly return or destroy such materials upon discovery.

Section 12.8 Confidentiality

(1)          The Parties acknowledge that each will and has provided to the other information that is non-public, confidential, and proprietary in nature. Each of the Parties (and their respective directors, officers, affiliates, representatives, agents and employees) will keep such information confidential and will not, except as otherwise provided below, disclose such information or use such information for any purpose other than for the purposes of consummating the Transaction and the other transactions contemplated by this Agreement. The foregoing will not apply to information that:

(a)	becomes generally available to the public absent any breach of the foregoing;

(b)	was available on a non-confidential basis to a Party prior to its disclosure; or

(c)	becomes available on a non-confidential basis from a third party who is not bound to keep such information confidential.

(2)          Each of the Parties agrees that immediately upon termination of this Agreement, each Party will return to the other or destroy or delete all confidential information.

Section 12.9 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be severable therefrom and the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 12.10 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts, execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 12.11 Time of Essence

Time shall be of the essence of this Agreement.

Section 12.12 Applicable Law and Enforcement

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein. The Parties hereby irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 12.13 Waiver

Any Party may, on its own behalf only, (i) extend the time for the performance of any of the obligations or acts of the other Parties, (ii) waive compliance with the other Parties’ agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in the other Parties’ representations or warranties contained herein or in any document delivered by the other Parties; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

Section 12.14 Counterparts

This Agreement may be executed in counterparts and/or by electronic means, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[Signature page follows]

The parties have executed this Agreement.

NURAN WIRELESS INC.

By:	REDACTED
Name: Francis Létourneau
Title: Chief Executive Officer

ADVANCE FACTORING INC.

By:	REDACTED
Name: REDACTED
Title: REDACTED

[Signature pages of the AFI Shareholders follows.]

SHARE PURCHASE AGREEMENT

AFI Shareholders

AK HOLDINGS GROUP INC.	JOSEPH AND MARLA POSEN FAMILY TRUST

REDACTED	REDACTED

By:	By:
Name: Nissim Amram	Name: REDACTED
Title: Director	Title: Trustee

XORAX FAMILY TRUST	PACIFIC INVESTMENT HOLDINGS LIMITED

REDACTED	REDACTED

By:	By:
Name: REDACTED	Name: Daniel Nauth
Title: Trustee	Title: Director

REDACTED	REDACTED

SHIMSHON POSEN	DONAL CARROLL

REDACTED

ROXANNE LETOURNEAU

SHARE PURCHASE AGREEMENT

Schedule A – Representations and Warranties of AFI

Representations and Warranties of AFI

A.           AFI represents and warrants to Nuran as follows, and acknowledges that Nuran is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(1)	it has good and sufficient right, corporate capacity and authority to enter into this Agreement and the Transaction Agreements and carry out its intentions hereunder and thereunder. This Agreement and the Transaction Agreements (when entered into) are duly authorized, executed and delivered by AFI and this Agreement and the Transaction Agreements (when entered into) are legal, valid and binding obligations of AFI enforceable against AFI in accordance with their respective terms, subject to laws relating to creditors’ rights generally and except as rights to indemnity may be limited by Applicable Laws;

(2)	it is duly incorporated and is currently in good standing under the respective laws of the jurisdiction of incorporation, and are not subject to any regulatory decision or order prohibiting or restricting trading in its shares and has all requisite corporate capacity, power and authority to carry on its business, as now conducted and as presently proposed to be conducted by them, and to own their respective properties and assets;

(3)	as at the date hereof, AFI has no subsidiaries;

(4)	it is authorized to carry on business under the laws of each jurisdiction in which they carry on a material portion of its business;

(5)	it is not a “reporting issuer” within the meaning of Applicable Canadian Securities Laws. No securities commission or similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of AFI; no such proceeding is, to the knowledge of AFI, pending, contemplated or threatened; and AFI is not, to AFI’s knowledge, in default of any requirement of any Applicable Canadian Securities Laws, rules or policies applicable to AFI or its securities. To the knowledge of AFI, no AFI Shares are listed or quoted on a stock exchange or stock trading system;

(6)	it has conducted and is conducting its business in compliance in all material respects with all Applicable Laws and, in particular, all applicable licensing of any Governmental Authority applicable to it of each jurisdiction in which it currently carries on business, in each case, where failure to so comply in all material respects would reasonably be expected to have a Material Adverse Effect on AFI or its subsidiaries. AFI has fully complied with and hold all licences, registrations, approvals and qualifications in all jurisdictions in which it currently carries on a material portion of its business and which are necessary to carry on the business of AFI, as now conducted; all such licences, registrations, approvals or qualifications are valid and existing and in good standing; and none of such licences, registrations, approvals or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on AFI. AFI is not aware of any legislation, regulation, rule or other requirements of Applicable Laws presently in force or publicly proposed to be brought into force which AFI anticipates it will be unable to comply with in circumstances where such failure would reasonably be expected to result in a Material Adverse Effect on AFI;

A - 1	SHARE PURCHASE AGREEMENT

(7)	it is authorized to issue an unlimited number of AFI Shares, of which 100,000,000 AFI Class A Shares and 726,752,667 AFI Pref Shares are outstanding as at the date hereof;

(8)	other than the securities referred to in this Schedule A Section (7), there are no other shares, options, warrants, convertible notes or debentures, agreements, documents, instruments or other writings of any kind whatsoever which constitute a “security” of AFI (as that term is defined in the Securities Act), and AFI does not have any other agreements or commitments of any character whatsoever convertible into, or exchangeable or exercisable for or otherwise requiring the issuance, sale or transfer by AFI of any AFI Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any AFI Shares;

(9)	no Person has any options, agreements or right of any kind to acquire all or any portion of AFI’s assets or any securities of AFI;

(10)	there are no outstanding actions, suits, inquiries, judgments, investigations or proceedings of any kind whatsoever against or affecting AFI at law or in equity or before or by any Governmental Authority, nor are there, to the knowledge of AFI, any pending or threatened, and there is no existing ground on which such actions, suits, inquiries, judgments, investigations or proceedings might by commenced with any reasonable likelihood of success;

(11)	this Agreement is a binding agreement on AFI, enforceable against it in accordance with its terms and conditions;

(12)	AFI is not a party to or bound by or affected by any judgment, injunction, commitment, agreement or document containing any provision which expressly limits the freedom of AFI to operate in any specific line of business, acquire any specific property, transfer or move any of its assets or operations or which materially and adversely affects the present or proposed business practices, operations or condition of AFI;

(13)	AFI has no liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise) of any kind whatsoever, and there is no basis for assertion against AFI of any liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise) of any kind;

(14)	the information in the AFI Approval and the Transaction will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact, nor omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the context in which they are to be made;

(15)	AFI has no outstanding Taxes due and payable and there exist no facts or circumstances which may reasonably be expected to result in the issuance of assessment or reassessment of Tax;

A - 2	SHARE PURCHASE AGREEMENT

(16)	there are no Tax Returns required to be filed by AFI prior to the date hereof;

(17)	the Corporate Records of AFI are complete and accurate in all material respects and all corporate proceedings and actions reflected in the Corporate Records have been conducted or taken in compliance with all Applicable Laws and with the Constating Documents of AFI. Without limiting the generality of the foregoing, in respect of the Corporate Records of AFI (i) the minute books contain complete and accurate minutes of all meetings of the directors and shareholders held since incorporation and all such meetings were properly called and held, (ii) the minute books contain all resolutions passed by the directors and shareholders (and committees, if any) and all such resolutions were properly passed, (iii) the share certificate books, register of shareholders and register of transfers are complete and accurate, all transfers have been properly completed and approved and any tax payable in connection with the transfer of any securities has been paid, and (iv) the registers of directors and officers are complete and accurate and all former and present directors and officers were properly elected or appointed, as the case may be;

(18)	no proceedings have been taken, are pending or authorized by AFI or by any other Person, in respect of the bankruptcy, insolvency, liquidation or winding up of AFI;

(19)	as at the date hereof there are no reasonable grounds for believing that any creditor of AFI will be prejudiced by the Transaction;

(20)	there are no agreements, covenants, undertakings, rights of first refusal or other commitments of AFI or any instruments binding on their assets:

(i)	which would preclude AFI from entering into this Agreement; or

(ii)	which would give a third party, as a result of the transactions contemplated in this Agreement, the right to terminate any material agreement to which AFI is a party or to purchase any of AFI’s assets;

(21)	AFI does not hold any rights, title or interests in any real property;

(22)	AFI is conducting and has always conducted their respective businesses sin compliance with all Applicable Laws, other than acts of non-compliance which, individually or in aggregate, are not material;

(23)	AFI is not aware of and has not received any order or directive relating to any breach of any applicable Environmental Laws by AFI;

(24)	AFI is not required to obtain or hold any Permits in order to conduct the Business;

(25)	AFI is not subject to any obligation to make any investment in or to provide funds by way of loan, capital contribution or otherwise to any Person;

(26)	all information supplied by AFI or its representatives to Nuran in the course of Nuran’s due diligence review in respect of the transactions contemplated by this Agreement, is accurate and correct in all material respects;

A - 3	SHARE PURCHASE AGREEMENT

(27)	the representations, warranties or statements of fact made in this section do not contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading to Nuran in seeking full information as to each of AFI and its assets, liabilities and business;

(28)	AFI owns, possesses and has good and marketable title to all of their respective undertakings, property and assets free and clear of all Encumbrances. The undertaking, property and assets of AFI comprise all of the undertaking, assets and property necessary for each to carry on its business as it is currently operated, if any;

(29)	as at the date of this Agreement, AFI has no employees;

(30)	there are no Material Contracts or agreements to which AFI is a party, or by which it is bound, which have not been disclosed to Nuran by AFI. AFI has performed in all material respects all respective obligations required to be performed by them to date under its Material Contracts;

(31)	AFI is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this Agreement and the Transaction Agreements, does not and will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would result in a breach of or constitute a default under: (i) any term or provision of the Constating Documents or resolutions of the directors (or any committee thereof) or shareholders of AFI; (ii) any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other material document to which AFI is a party or by which it is bound; or (iii) to AFI’s knowledge, any Applicable Laws governing AFI or its properties or assets, or applicable to its subsidiaries, in each case, which default or breach would reasonably be expected to result in a Material Adverse Effect, or would impair the ability of AFI to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in any of the Transaction Agreements;

(32)	the execution, delivery and performance of this Agreement by AFI and the consummation by AFI of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of its board of directors or AFI Shareholders is required, except for the approval of the AFI Shareholders of the Transaction and matters ancillary thereto; and

(33)	the AFI Shares do not constitute taxable Canadian property for the purposes of the ITA.

A - 4	SHARE PURCHASE AGREEMENT

Schedule B – AFI Capitalization

AFI Shareholder	Registration Details	AFI Shares Held	Class of AFI Shares	Consideration for AFI Shares	Vendor’s Cost Amount	Election Amount	Non-Share Consideration
Shimshon Posen	REDACTED	REDACTED	REDACTED	1,159,966 Nuran Unit	REDACTED	REDACTED	REDACTED
AK Holdings Group Inc.	REDACTED	REDACTED	REDACTED	1,288,927 Nuran Unit	REDACTED	REDACTED	REDACTED
Joseph and Marla Posen Family Trust	REDACTED	REDACTED	REDACTED	1,288,927 Nuran Unit	REDACTED	REDACTED	REDACTED
Xorax Family Trust	REDACTED	REDACTED	REDACTED	1,124,567 Nuran Unit	REDACTED	REDACTED	REDACTED
Donal Carroll	REDACTED	REDACTED	REDACTED	1,124,567 Nuran Unit	REDACTED	REDACTED	REDACTED
Pacific Investment Holdings Limited	REDACTED	REDACTED	REDACTED	1,124,567 Nuran Unit	REDACTED	REDACTED	REDACTED
Roxanne Letourneau	REDACTED	REDACTED	REDACTED	86,505 Nuran Unit	REDACTED	REDACTED	REDACTED
TOTAL		100,000,000 726,752,667	AFI Class A Shares AFI Pref Shares	7,198,026 Nuran Unit

B - 1	SHARE PURCHASE AGREEMENT

Schedule C – Representations and Warranties of Nuran

Representations and Warranties of Nuran

B.              Nuran represents and warrants to AFI and AFI Shareholders, as follows, and acknowledge that AFI is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(1)	Nuran has good and sufficient right, corporate capacity and authority to enter into this Agreement and the Transaction Agreements and carry out its intentions hereunder and thereunder. This Agreement and the Transaction Agreements (when entered into) are duly authorized, executed and delivered by Nuran and this Agreement and the Transaction Agreements (when entered into) are legal, valid and binding obligations of Nuran enforceable against Nuran in accordance with their respective terms, subject to laws relating to creditors’ rights generally and except as rights to indemnity may be limited by Applicable Laws;

(2)	Nuran and each of its subsidiaries is duly incorporated and is currently in good standing under the laws of the jurisdiction of its incorporation, and is not subject to any regulatory decision or order prohibiting or restricting trading in its shares and has all requisite corporate capacity, power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

(3)	as at the date hereof, Nuran has no other subsidiaries other than as disclosed in the Nuran Disclosure Documents. Nuran is not “affiliated” with, nor is it a “holding corporation” of, any other body corporate (within the meaning of those terms in the BCBCA), as of the date of this Agreement;

(4)	Nuran and each of its subsidiaries is authorized to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(5)	Nuran is a “reporting issuer” in good standing in the provinces of British Columbia, Alberta, and Ontario, and is currently listed on the CSE. No securities commission or other similar regulatory authority or authority of any government or self-regulatory organization, including the CSE, has issued any order which is currently outstanding preventing or suspending trading in any securities of Nuran or preventing the entering into and consummation of this Agreement; no such proceeding is, to the knowledge of Nuran, pending, contemplated or threatened; and Nuran is not in default of any requirement of any Applicable Canadian Securities Laws, rules or policies applicable to Nuran or its securities;

(6)	Nuran and each of its subsidiaries has conducted and is conducting its business in compliance in all material respects with all Applicable Laws and, in particular, all applicable licensing and Environmental Laws of any Governmental Authority applicable to it of each jurisdiction in which it currently carries on business, in each case, where failure to so comply in all material respects would reasonably be expected to have a Material Adverse Effect on Nuran or its subsidiaries. Nuran and each of its subsidiaries have fully complied with and hold all licences, registrations, approvals and qualifications in all jurisdictions in which it currently carries on a material portion of its business and which are necessary to carry on the business of Nuran and its subsidiaries, as now conducted; all such licences, registrations, approvals or qualifications are valid and existing and in good standing; and none of such licences, registrations, approvals or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on Nuran or its subsidiaries. Nuran is not aware of any legislation, regulation, rule or other requirements of Applicable Laws presently in force or publicly proposed to be brought into force which Nuran anticipates it will be unable to comply with in circumstances where such failure would reasonably be expected to result in a Material Adverse Effect on Nuran or its subsidiaries. To Nuran’s knowledge, Nuran is not in default of any material requirement of Applicable Canadian Securities Laws;

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(7)	the information, statements, documents and materials comprising the Nuran Disclosure Documents including, without limitation, capitalization and issued and outstanding Nuran Shares, options and Nuran Warrants, are in all material respects true, accurate, complete and up to date and contain no misrepresentation, nor omit any facts, the omission of which makes the Nuran Disclosure Documents or any particulars therein materially misleading or incorrect, and were prepared in accordance with and complied in all material respects with Applicable Canadian Securities Laws. Nuran has not filed any confidential material change reports still maintained on a confidential basis;

(8)	except as disclosed in the Nuran Disclosure Documents, the minute books for Nuran and each of its subsidiaries contain full, true and correct copies of the Constating Documents of such respective entities and, to the best of Nuran’s knowledge, (i) contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of directors and shareholders of such respective entities that are material to Nuran and/or its subsidiaries; and (ii) all such meetings were duly called and properly held and all consent resolutions were properly adopted;

(9)	Nuran is authorized to issue an unlimited number of common shares, of which 409,436 Nuran Shares are outstanding as fully paid and non-assessable as at the date hereof, and has 109,441 outstanding warrants and 9,565 outstanding options as at the date hereof. As of the Effective Time, Nuran shall have no more than 409,436 Nuran Shares issued and outstanding on a non-diluted basis and 528,442 Nuran Shares on a fully diluted. All of the outstanding shares or other equity securities in the capital of each of Nuran and its subsidiaries are: (i) validly issued, fully-paid and non-assessable (and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights) and all such shares or other equity interests in its subsidiaries only are owned free and clear of all Encumbrances; and (ii) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares or other equity interests;

(10)	other than the securities referred to in (9) above, there are no other shares, options, warrants, convertible notes or debentures, agreements, documents, instruments or other writings of any kind whatsoever which constitute a “security” of Nuran or its subsidiaries (as that term is defined in the Securities Act), and other than this Agreement, each of Nuran and its subsidiaries has no agreements or commitments of any character whatsoever convertible into, or exchangeable or exercisable for or otherwise requiring the issuance, sale or transfer by Nuran or its subsidiaries of any Nuran Shares or shares of any of Nuran’s subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Nuran Shares or shares of any of Nuran’s subsidiaries;

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(11)	subject to Applicable Laws (including Applicable Canadian Securities Laws) and the rules and policies of the CSE, Nuran has the full and lawful right and authority to issue the Nuran Shares to AFI Shareholders in connection with the Transaction and related transactions and upon completion of the Transaction, such shares will be validly issued as fully paid and non-assessable shares in the capital of Nuran free and clear of all Encumbrances but subject to such trading restrictions as are imposed under Applicable Laws (including Applicable Canadian Securities Laws) and CSE policies;

(12)	none of the directors, officers or employees of Nuran, nor any person who owns, directly or indirectly, more than 10% of any class of securities of Nuran, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with Nuran, including the transaction contemplated by this Agreement, which, as the case may be, materially affects, is material to or will materially affect Nuran;

(13)	except as disclosed in the Nuran Disclosure Record, there are no outstanding actions, suits, inquiries, judgments, investigations or proceedings of any kind whatsoever against or affecting Nuran or any of its subsidiaries at law or in equity or before or by any Governmental Authority, nor are there, to the knowledge of Nuran, any pending or threatened, and there is no existing ground on which such actions, suits, inquiries, judgments, investigations or proceedings might by commenced with any reasonable likelihood of success;

(14)	neither Nuran nor any of its subsidiaries is a party to or bound by or affected by any judgment, injunction, commitment, agreement or document containing any provision which expressly limits the freedom of Nuran or its subsidiaries to operate in any specific line of business, acquire any specific property, transfer or move any of its assets or operations or which materially and adversely affects the present or proposed business practices, operations or condition of Nuran or its subsidiaries;

(15)	the Nuran Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with prior periods and all Applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Nuran and its subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby;

(16)	neither Nuran nor any of its subsidiaries nor, to Nuran’s knowledge, any director, officer, employee, auditor, accountant or representative of Nuran or any of its subsidiaries has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Nuran or any of its subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion, or claim that Nuran or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the board of directors;

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(17)	neither Nuran nor any of its subsidiaries has any liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise) of any kind whatsoever, including under any guarantee of any debt, and, there is no basis for assertion against Nuran nor any of its subsidiaries of any liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise) of any kind, other than liabilities disclosed or reflected in the financial statements of Nuran as disclosed in the Nuran Disclosure Documents;

(18)	neither Nuran, nor any of its subsidiaries, has made any assignment for the benefit of its creditors nor has any receiving order been made against it under applicable bankruptcy legislation or similar Applicable Laws of any other jurisdiction, nor has any petition for such an order been served upon it, nor has it attempted to take the benefit of any legislation with respect to financially distressed debtors;

(19)	each of Nuran and its subsidiaries own, possess and have good and marketable title to all of their respective undertakings, property and assets including all the undertaking, property and assets to be reflected in the most recent balance sheet included in the Nuran Financial Statements. The undertaking, property and assets of Nuran and its subsidiaries comprise all of the undertaking, assets and property necessary for each to carry on its business as it is currently operated, if any;

(20)	except as contemplated herein, there has not been any Material Adverse Change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Nuran or any of its subsidiaries from the position set forth in the Nuran Financial Statements and there has not been any Material Adverse Change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Nuran or any of its subsidiaries since December 31, 2024, and since that date there have been no material facts, transactions, events or occurrences which would materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Nuran or any of its subsidiaries;

(21)	other than disclosed in the Nuran Disclosure Documents, each of Nuran, and its subsidiaries, is and has been in compliance in all material respects with all terms and conditions of employment and all Applicable Laws respecting employment, including pay equity, accessibility, wages, hours of work, overtime, employment standards, human rights and occupational health and safety. Neither Nuran, nor its subsidiaries, is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Nuran, threatened, or any litigation actual, or to the knowledge of Nuran, threatened, relating to employment or termination of employment of employees or engagement or termination of engagement of independent contractors;

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(22)	Except as disclosed in the Nuran Disclosure Documents or as required in connection with the transaction contemplated hereunder, since December 31, 2024:

(i)	Nuran and its subsidiaries have conducted their respective businesses, if any, only in the ordinary course of business and consistent with past practice;

(ii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect to Nuran;

(iii)	there has not been any increase in or commitment to increase the salary, base pay, incentive compensation, or other remuneration payable to any directors, officers or employees of any of Nuran or its subsidiaries;

(iv)	there has not been any redemption, repurchase or other acquisition of Nuran Shares by Nuran, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Nuran Shares;

(v)	there has not been a material change in the level of accounts receivable or payable, inventories or employees of Nuran or its subsidiaries, other than those changes in the ordinary course of business consistent with past practice;

(vi)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice;

(vii)	there has not been any satisfaction or settlement of any material claims or material liabilities of Nuran, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and

(viii)	there has not been any material write-down by Nuran of the value of any of its assets;

(ix)	there are no Material Contracts or agreements to which Nuran or its subsidiaries is a party, or by which they are bound, which are not disclosed the Nuran Disclosure Documents. Nuran and its subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under its Material Contracts. Save and except as disclosed in the Nuran Disclosure Documents, neither Nuran nor any of its subsidiaries knows of, or has received written notice of termination, any breach or default under (nor, to the knowledge of Nuran, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to have, or result in, a Material Adverse Effect. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Nuran (or a subsidiary of Nuran, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other Applicable Laws affecting creditors’ rights generally, and to general principles of equity);

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(23)	with respect to Taxes:

(i)	since December 31, 2024, Nuran and each of its subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Authority, and such Tax Returns were complete and correct in all material respects. Nuran and each of its subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by Applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Authority;

(ii)	since December 31, 2024, each of Nuran and its subsidiaries has duly and timely withheld all Taxes and other amounts required by Applicable Laws to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Authority such Taxes or other amounts required by Applicable Laws to be remitted by it;

(iii)	since December 31, 2024, no claim has been made by any Governmental Authority in any jurisdiction where Nuran and its subsidiaries have not filed Tax Returns and have not paid Taxes that Nuran or any of its subsidiaries is subject to Tax by that jurisdiction;

(iv)	since December 31, 2024, to the knowledge of Nuran, each of Nuran and its subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Applicable Laws to be collected by it, and has duly and timely remitted to the appropriate Governmental Authority such amounts required by Applicable Laws to be remitted by it;

(v)	neither Nuran nor any of its subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;

(vi)	to the knowledge of Nuran, there are no proceedings, investigations, audits or claims now pending or threatened against Nuran or its subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Authority relating to taxes;

(vii)	there are no Encumbrances for Taxes upon any properties or assets of Nuran or its subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded in the Nuran Financial Statements);

(viii)	there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Nuran or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending;

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(ix)	Nuran has provided AFI with, or with access to, true, correct and complete copies of all Tax Returns for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired, in respect of Nuran or any of its subsidiaries;

(x)	neither Nuran nor any of its subsidiaries is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation; and

(xi)	Nuran does not have any outstanding taxes due and payable;

(24)	the Corporate Records of Nuran or any of its subsidiaries are complete and accurate in all material respects and all corporate proceedings and actions reflected in the Corporate Records have been conducted or taken in compliance with all Applicable Laws and with the Constating Documents of Nuran or any of its subsidiaries, as applicable. Without limiting the generality of the foregoing, in respect of the Corporate Records of Nuran or any of its subsidiaries (i) the minute books contain complete and accurate minutes of all meetings of the directors and shareholders held since incorporation and all such meetings were properly called and held, (ii) the minute books contain all material resolutions passed by the directors and shareholders (and committees, if any) and all such resolutions were properly passed, (iii) the register of shareholders maintained by Nuran’s transfer agent is complete and accurate, and (iv) the registers of directors and officers are complete and accurate and all former and present directors and officers were properly elected or appointed, as the case may be;

(25)	Nuran is up to date and current with all filings and fees required by Applicable Securities Laws;

(26)	neither Nuran nor any of its subsidiaries has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder’s fees, underwriter’s or agent’s commission or other similar forms of compensation with respect to the transactions contemplated hereby;

(27)	the books of account and other records of Nuran on a consolidated basis, whether of a financial or accounting nature or otherwise, are maintained in accordance with prudent business practices;

(28)	all filings made by Nuran, or any of its subsidiaries, under which each has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which would cause any amount previously paid to Nuran, or any of its subsidiaries, or previously accrued on the accounts thereof to be recovered or disallowed;

(29)	Nuran does not have a shareholder rights protection plan that is currently in effect;

(30)	except as contemplated in this Agreement, to the knowledge of Nuran, neither Nuran nor any of the Nuran Shareholders are currently a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Nuran;

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(31)	to the knowledge of Nuran, no event has occurred or condition exists that has not been disclosed by Nuran to AFI which is reasonably likely to prevent the transaction contemplated hereunder from being completed;

(32)	to the knowledge of Nuran, there are no material judgments against Nuran or its subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which Nuran or its subsidiaries are subject;

(33)	to the knowledge of Nuran, the offer and sale of all Nuran Shares, Nuran Warrants, convertible securities, rights, or options of Nuran issued and outstanding as of the date of this Agreement have complied with all Applicable Laws;

(34)	to the knowledge of Nuran, Nuran is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934);

(35)	no securities commission, the CSE, or any other similar regulatory authority has issued any order preventing or suspending trading of any securities of Nuran that currently in effect, and no such proceeding is, to the knowledge of Nuran, pending, contemplated or threatened;

(36)	the issued and outstanding Nuran Shares are currently listed on the CSE and to the knowledge of Nuran, Nuran is in material compliance with the by-laws, rules and regulations of the CSE;

(37)	Odyssey Trust Company is the duly appointed registrar and transfer agent of Nuran with respect to Nuran Shares;

(38)	at the Effective Time, there will be no additional requirement of Nuran to obtain any consent, approval or waiver of a party under any contract to which either Nuran, or any of its subsidiaries, is a party in order to complete such transaction, except as otherwise disclosed or contemplated herein;

(39)	save and except as disclosed in the Nuran Disclosure Documents, to Nuran’s knowledge, all material costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Nuran or any of its subsidiaries or joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

(40)	to Nuran’s knowledge, except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on the business, financial condition, assets, properties, liabilities or operations of Nuran and its subsidiaries or has been disclosed in the Nuran Disclosure Documents:

(i)	neither Nuran nor its subsidiaries have received written notice that any of them are in violation of any Environmental Laws;

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(ii)	to the knowledge of Nuran, Nuran and its subsidiaries have operated their business at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants in compliance with Environmental Laws;

(iii)	to the knowledge of Nuran, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Nuran or its subsidiaries that have not been remedied;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Nuran or its subsidiaries;

(v)	to the knowledge of Nuran, none of Nuran and its subsidiaries have failed to report to the proper Governmental Authority, domestic or foreign, the occurrence of any event which is required to be so reported by any Environmental Laws;

(vi)	neither Nuran nor its subsidiaries (including, if applicable, any predecessor companies thereof) has received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws and none of Nuran or its subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of material non-compliance with any Environmental Laws short of prosecution;

(vii)	neither Nuran nor any of its subsidiaries has any reason to expect receipt from any Person or Governmental Authority of any notice, formal or informal, of any proceeding, action or other claim, liability or responsibility arising under any Environmental Laws that are pending as of the date of this Agreement;

(viii)	neither Nuran nor any of its subsidiaries has contractually assumed any material liability of any other Person under Environmental Laws; and

(ix)	Nuran is not a party to any closure plans, and all material environmental reports relating to the environmental matters currently affecting Nuran, its subsidiaries, or any of the Nuran Mineral Interests have been disclosed to AFI;

(41)	as of the date hereof, neither Nuran nor any of its subsidiaries has any debts or obligations other than those disclosed in its accounts or for professional fees accrued but not yet invoiced, nor have they granted general security over their assets or security in any particular asset;

(42)	as at the date hereof, there are no reasonable grounds for believing that any creditor of Nuran or its subsidiaries will be prejudiced by the Transaction or the transaction contemplated hereunder;

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(43)	except as otherwise disclosed in the Nuran Disclosure Documents, neither Nuran nor any of its subsidiaries is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this Agreement and the Transaction Agreements, does not and will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would result in a breach of or constitute a default under: (i) any term or provision of the Constating Documents or resolutions of the directors (or any committee thereof) or shareholders of Nuran or its subsidiaries; (ii) any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other material document to which Nuran or its subsidiaries is a party or by which it is bound; or (iii) to Nuran’s knowledge, any Applicable Laws governing Nuran or its properties or assets, or applicable to its subsidiaries, in each case, which default or breach would reasonably be expected to result in a Material Adverse Effect, or would impair the ability of Nuran to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in any of the Transaction Agreements;

(44)	the execution, delivery and performance of this Agreement by Nuran and the consummation by them of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of their boards of directors or Nuran Shareholders is required;

(45)	there are no agreements, covenants, undertakings, rights of first refusal or other commitments of either Nuran or its subsidiaries or any instruments binding on them or their assets:

(i)	which would preclude them from entering into this Agreement; or

(ii)	which would give a third party, as a result of the transactions contemplated in this Agreement, the right to terminate any material agreement to which Nuran or its subsidiaries is a party or to purchase any of Nuran’s or its subsidiaries’ assets;

(46)	all information supplied by Nuran, its subsidiaries and their representatives to AFI in the course of AFI’s due diligence review in respect of the transactions contemplated by this Agreement is accurate and correct in all material respects; and

(47)	the representations, warranties or statements of fact made in this section do not contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading to AFI in seeking full information as to Nuran and its subsidiaries and their assets, liabilities and business.

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Schedule D –Form of Registration Rights Agreement

D - 1

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”), dated as of December 22, 2025, is made and entered into by and between Nuran Wireless Inc., a company incorporated under the laws of British Columbia, Canada (the “Company”), and the undersigned parties listed under Holders on the signature page hereto (each such party, together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders”).

RECITALS

WHEREAS, the Company and the undersigned Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company he, she or it holds, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1	Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of any director of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Shares” shall mean the common shares in the capital of the Company.

“Company” shall have the meaning given in the Preamble.

“Demand Registration” shall have the meaning given in subsection 2.1.2.

“Demanding Holder” shall have the meaning given in subsection 2.1.2.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as it may be amended from time to time.

“Form F-1” shall have the meaning given in subsection 2.1.2.

“Form F-3” shall have the meaning given in subsection 2.3.

“Form F-10” shall have the meaning given in subsection 2.3.

“Holder” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.5.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Pro Rata” shall have the meaning given in subsection 2.1.5.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Prospectus Date” shall mean the date of the final prospectus filed with the Commission and declared effective and relating to the Company’s initial public offering.

“Public Company Date” shall mean the earliest of the date on which either (i) the Common Shares of the Company are registered under the Exchange Act or the Prospectus Date or (ii) any publicly traded common equity (or equivalent security) of any successor entity are issued in exchange for the Common Shares in either case, whether as a result of a public offering, business combination, recapitalization, reorganization or otherwise.

“Registrable Security” shall mean (a) any outstanding Common Shares or any other equity security (including the Common Shares issued or issuable upon the exercise, conversion or exchange of any other equity security, any warrants, options, convertible or exchangeable securities, or other rights to subscribe for, purchase, convert into or otherwise acquire Common Shares) of the Company held by the Registration Rights Holders as of the date of this Agreement, and (b) any other equity security of the Company issued or issuable with respect to any such Common Shares by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D)such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)	all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Shares are then listed;

(B)	fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)	printing, messenger, telephone and delivery expenses;

(D)	reasonable fees and disbursements of counsel for the Company;

(E)	reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)	reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Rights Holders” means the Holders.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.2.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended from time to time.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering (as defined below) and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II
REGISTRATIONS

2.1	Demand Registration.

2.1.1	Registration. The Company agrees that, within thirty (30) days after the Public Company Date, the Company will file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale or other disposition of the Registrable Securities. The Company shall use its commercially reasonable efforts to cause such Registration Statement to become effective by the Commission as soon as reasonably practicable after the initial filing of the Registration Statement. Subject to the limitations contained in this Agreement, the Company shall effect any Registration on such appropriate registration form of the Commission (i) as shall be selected by the Company and (ii) as shall permit the resale or other disposition of the Registrable Securities by the Holders of Registrable Securities. If at any time a Registration Statement filed with the Commission pursuant to this subsection 2.1.1 is effective and the Holder provides written notice to the Company that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will use its commercially reasonable efforts to amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place in accordance with the terms of this Agreement.

2.1.2	Request for Registration. Subject to the provisions of subsection 2.1.5 and Section 2.4 hereof, at any time and from time to time on or after Public Company Date, the Holders of at least a majority in interest of the then-outstanding number of Registrable Securities (the “Demanding Holders”) may make a written demand for Registration under the Securities Act of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and any Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by such Holder of Registrable Securities of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration.

2.1.3	Effective Registration. Notwithstanding the provisions of subsection 2.1.2 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; and provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.4	Underwritten Offering. Subject to the provisions of subsection 2.1.5 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. If the Holder proposes to distribute the Holder’s Registrable Securities through an Underwritten Offering under this subsection 2.1.4, it shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.1.5	Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Shares or other equity securities that the Company desires to sell, if any, and the Common Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Holders (Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Shares or other equity securities that the Company desires to sell which can be sold without exceeding the Maximum Number of Securities.

2.1.6	Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.2 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration as provided in Section 3.3 prior to its withdrawal under this subsection 2.1.6.

2.2	Piggyback Registration.

2.2.1	Piggyback Rights. If, at any time on or after the Public Company Date, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holder pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. If the Holder proposes to distribute Holder’s Registrable Securities through an Underwritten Offering under this subsection 2.2.1, it shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2

Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Common Shares that the Company desires to sell, taken together with (i) the Common Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holder hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the Common Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a)	If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Common Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of the Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities;

(b)	If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Common Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of the Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata based on the number of Registrable Securities that each such Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders of Registrable Securities have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities.

2.2.3	Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration as provided in Section 3.2 prior to its withdrawal under this subsection 2.2.3.

2.2.4	Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.3	Registrations on Form F-3 or F-10. The Holders of Registrable Securities may at any time, and from time to time, request in writing that the Company, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form F-3 (“Form F-3”) or Form F-10 (“Form F-10”) or any similar short form registration statement that may be available at such time, including any required Prospectus supplement; provided, however, that the Company shall not be obligated to effect such request through an Underwritten Offering. Within five (5) days of the Company’s receipt of a written request from any Holder or Holders of Registrable Securities for a Registration on Form F-3, F-10, or other applicable Commission form, the Company shall promptly give written notice of the proposed Registration on Form F-3, F-10 or other applicable Commission Form to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration shall so notify the Company, in writing, within ten (10) days after the receipt by such Holder of Registrable Securities of the notice from the Company. As soon as practicable thereafter, but not more than twelve (12) days after the Company’s initial receipt of such written request for a Registration on Form F-3, F-10 or other applicable Commission form, the Company shall register all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that the Company shall not be obligated to effect any such Registration pursuant to Section 2.3 hereof if a Form F-3, F-10 or any other applicable Commission form is available for such offering.

2.4	Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders of Registrable Securities prior to receipt of a Demand Registration pursuant to subsection 2.1.2 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders of Registrable Securities have requested an Underwritten Registration and the Company and such Holders are unable to obtain the commitment of Underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such holder a certificate signed by any director or officer of the Company or the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than thirty (30) days.

ARTICLE III
COMPANY PROCEDURES

3.1	General Procedures. If at any time on or after the Public Company Date the Company is required to effect the Registration of Registrable Securities, the Company shall use its best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1	prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2	prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by the Holders of Registrable Securities or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3	prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4	prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5	cause all such Registrable Securities included in any registration to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated or, if no such similar securities are then listed or designated, in a manner satisfactory to the Holders of a majority-in-interest of the Registrable Securities included in such registration;

3.1.6	provide a transfer agent as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7	advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8	at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel;

3.1.9	notify the Holders of Registrable Securities at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10	permit a representative of the Holders of Registrable Securities (such representative to be selected by a majority of the participating Holders of Registrable Securities), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11	obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12	on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders of Registrable Securities, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders of Registrable Securities, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders of Registrable Securities;

3.1.13	in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering; and

3.1.16	otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders of Registrable Securities, in connection with such Registration.

3.2	Registration Expenses. The Registration Expenses in respect of all Registrations shall be borne by the Company. It is acknowledged by the Holder that the Holder shall bear all incremental selling expenses relating to the sale of such Holder’s Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holder.

3.3	Requirements for Participation in Underwritten Offerings. No person or entity may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity agrees to sell such person’s or entity’s securities on the basis provided in any underwriting arrangements approved by the Company.

3.4	Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, the Holder shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders of Registrable Securities, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holder agrees to suspend, immediately upon its receipt of the notice referred to above, its use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of Registrable Securities of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5	Reporting Obligations. As long as the Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holder with true and complete copies of all such filings. The Company further covenants that it shall take such further action as the Holder may reasonably request, all to the extent required from time to time to enable the Holder to sell shares of the Common Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of the Holder, the Company shall deliver to the Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1	Indemnification.

4.1.1	The Company agrees to indemnify, to the extent permitted by law, the Holder, its officers and directors and each person who controls the Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by the Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) and each other Holder of Registrable Securities to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2	In connection with any Registration Statement in which the Holder is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by the Holder expressly for use therein. The Holder shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) and each other Holder of Registrable Securities to the same extent as provided in the foregoing with respect to indemnification of the Company. The obligation by the Holders of Registrable Securities to indemnify the Company shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3	Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4	The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. If the Holder participates in an offering, the Company and the Holder also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or the Holder’s indemnification is unavailable for any reason.

4.1.5	If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of the Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by the Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1	Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: 100 – 2150 Cyrille-Duquet Street, Quebec, QC, G1N 2G3 (francis.letourneau@nuranwireless.com), and, if to the Holder, at the Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2	Assignment; No Third Party Beneficiaries.

5.2.1	This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2	This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holder.

5.2.3	This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.4	No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3	Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4	Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE PROVINCE OF ONTARIO AS APPLIED TO AGREEMENTS AMONG ONTARIO RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN ONTARIO, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY COURT IN ONTARIO.

5.5	Amendments and Modifications. Compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified, in each case with the written consent of the Company and of the Holders of at least a majority in interest of the Registrable Securities at the time in question; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects the Holder, solely in its capacity as a Holder of the shares of the Company, in a manner that is materially different from the other Holders of Registrable Securities (in such capacity) shall require the consent of the Holder. No course of dealing between the Holder or the Company and any other party hereto or any failure or delay on the part of the Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of the Holder, the other Holders of Registrable Securities or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6	Term. This Agreement shall terminate upon the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)). The provisions of Section 3.5 and Article IV shall survive any termination.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

NURAN WIRELESS INC.

By:	/s/ Redacted
Name:	Francis Létourneau
Title:	Chief Executive Officer

HOLDERS:

AK HOLDINGS GROUP INC.		JOSEPH AND MARLA POSEN FAMILY TRUST

By:	/s/ Redacted	By:	/s/ Redacted
Name: Nissim Amram Title: Director		Name: Redacted Title: Trustee

XORAX FAMILY TRUST		PACIFIC INVESTMENT HOLDINGS LIMITED

By:	/s/ Redacted	By:	/s/ Redacted
Name: Rehan Saeed Title: Trustee		Name: Daniel Nauth Title: Director

/s/ Redacted	/s/ Redacted

SHIMSHON POSEN	DONAL CARROLL

/s/ Redacted

ROXANNE LETOURNEAU

[Signature Page to Registration Rights Agreement]